Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
The following are excerpts from a transcript of an interview given by Dan Warmenhoven, chairman and Chief Executive Officer of NetApp, Inc. on “Money for Breakfast” with Alexis Glick, which aired on the FOX Business Network on the morning of June 3, 2009. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Data Domain by NetApp, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of May 20, 2009 and as amended on June 3, 2009.
Alexis Glick: ... Let’s talk a little bit about Data Domain and the deal. When you came out with your last quarter’s earnings at the same time that you announced that you had a billion and a half dollar deal to purchase Data Domain. EMC steps up two billion. Where do you stand?
Dan: We’re still very very interested. We’re assessing our options at the moment, uh, as you said it’s the first shot at a bidding war. We’ll see what the second shot looks like. Uh, we still believe that Data Domain really fits best with NetApp. There’s less product overlap, uh, we think there’s more synergies to be gained. We think there’s a better fit for our customers and their employees. And uh so we’re very very interested in pursuing uh our original proposal and uh and seeing how we amend it.
Alexis Glick: You came in with a, with a strong quarter given a very –
Dan: — a great quarter.
Alexis Glick: — challenging environment. And at the same time that you announce an acquisition when a lot of people thought you were the one who was going to get purchased. [Dan laughs.] I know you’ve been quelling those rumors. Your stock actually rose based on this deal. So i-is there a price where you say this is worth it? This is ultimately accretive. I think they have about $250 million in cash but about --
Dan: — Mm-hmm.
Alexis Glick: — $250 in sales. What makes this deal so, so good for you?
Dan: Our long-term strategic fit. If you look at Data Domain’s product line, it fits very complementary with our own. There’s almost no overlap at all, and uh it really is a solution for data that as the CEO there describes is, is in a vegetative state. I mean this is uh, if you think of uh, your own personal affairs when you take your own files and put ‘em up in the attic, right? That would be the equivalent of storing something on a Data Domain device. It’s at the third layer bef-- you can’t delete it, you don’t want to throw it away, but you want to have an efficient storage solution. So at some point, data gets old and gets tired and you want to put it into a, to a system like this. That’s a, that’s a style of storage that we have not yet addressed ourselves. It fits very nicely behind our what we call secondary storage for, you know, data that can be read but is archivable kind of storage. And so uh when you look at the combination of the two, the technologies are synergistic, uh the distribution models are synergistic. And in particular if you look at Data Domain’s model, right now only about twenty percent of their revenues are from outside the U.S. Fifty-two percent of ours are. So we could take their product and put it into our channels of distribution and do very well.
Alexis Glick: You know, wh-when you look at the, the uh I guess the universe of competition right now, particularly in the technology see--, uh sector uh we sa--we saw Oracle outbid IBM for Sun Micro and yet some of the competition in the data storage sector, uh, you know the likes of IBM and others, did not come out with a good quarter. In fact, they’re pretty hesitant about the current technology environment, and yet it’s been one of the biggest leaders since March lows. Are you seeing something that’s fundamentally shifting that’s changing the industry?
Dan: No, not fundamentals. But I think the question in storage is uh, since it’s a consumable, you fill it up and then you’ve gotta go buy some more. The question is how long can customers hold their breath? How long can they just get more efficiency out of what they have and when do they have to start buying again? And so everyone pretty much expects that storage spending will be on the front end of the recovery curve. And uh, and we’re starting to, to see interest, I guess I should call it, in customers, from customers and uh, what’s coming next? And what are they going to do near the end of this year? So I think there’s some anticipation that maybe, you know, the second half of the year looks better and things like that. Ah but it has been a very very tough market. And uh, it actually started last fall, right? So we’re now at a period where June, right? We’re now about ten months from Lehman Monday, and uh, you know, it’s about the time people are starting to run out of capacity.
Alexis Glick: Is the worst behind us?
Dan: I believe so. I think uh there’s, there’s more confidence about, you know, going forward and people start looking at uh, infrastructure investments to reduce costs and things like that. So the spending spigot is starting to open up again.
...
Alexis: Well, Dan Warmenhoven, I’m very excited to do this panel with you later this morning, and I’m very excited to hear what announcement you have next about Data Domain because I think you’re staying in the bidding war.
Dan: Ah, you can, can rest assured that’s probably the case.
Alexis: I like that. That’s assured! Alright, Dan, thank you very much –

Dan: It’s been my pleasure, Alexis.
...
[End of transcript]
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.